Ad hoc announcement pursuant to Art. 53 LR FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com

Novartis delivers continued strong momentum of key growth brands, progress on strategic initiatives and confirms FY’22 Group guidance
•	Q2 sales grew +5% cc1 (-1% USD)
o
Innovative Medicines (IM) sales grew +5% cc (-1% USD); strong performance of key growth brands including Entresto (+33% cc), Kesimpta (+270% cc), Cosentyx (+12% cc), Kisqali (+43% cc) and Zolgensma (+26% cc)

o	Sandoz sales grew +5% cc (-3% USD) benefiting from a return towards normal business dynamics, with growth across all business franchises
•	Q2 core[1] operating income grew +5% cc (-2% USD), mainly driven by higher sales
•
Q2 operating income declined -30% cc (-36% USD), mainly due to prior year divestment gains, higher impairments and higher restructuring costs. Net income declined -34% cc (-41% USD), or -29% (cc) excluding the impact of Roche income[2]. Free cash flow was USD 3.3 billion (-22% USD)

•	Q2 core EPS USD 1.56 +1% cc (-6% USD); excluding Roche core income impact, core EPS grew +10% (cc)
•	Strong H1 performance with sales growing +5% cc (0% USD) and core operating income growing +7% cc (+1% USD):
o	Innovative Medicines sales grew +5% cc (0% USD) and core operating income +6% cc (-1% USD)
o	Sandoz sales grew +6% cc (-1% USD) and core operating income +10% cc (+5% USD)
•	Previously announced up to USD 15 billion share buyback ongoing; USD 9.4 billion still to be executed
•	Progressing our new organizational model with a focus on 5 core therapeutic areas; now expect to deliver approximately USD 1.5 billion in SG&A savings by 2024
•	Q2 key innovation milestones:
o	Cosentyx approved in the EU for childhood arthritic conditions
o	Kymriah approved in the US and EU for adults with relapsed or refractory follicular lymphoma
o	Scemblix received positive CHMP opinion for adults with Ph+ chronic myeloid leukemia
•	2022 Group guidance confirmed. Sandoz guidance revised upwards with sales expected to grow low single digit and core operating income to be broadly in line with prior year[3]
Basel, July 19, 2022 - commenting on the quarter, Vas Narasimhan MD, CEO of Novartis, said: “Novartis delivered a solid second quarter. Our six key in-market growth drivers with multi-billion sales potential (Cosentyx, Entresto, Zolgensma, Kisqali, Kesimpta, Leqvio) each grew at least double digits. The mid-stage pipeline remains on-track for 20+ potential significant pipeline assets with approval by 2026. Sandoz performance allows us to increase its guidance for the full-year and the strategic review is on track. Implementation of our streamlined organizational model is progressing well and is now expected to deliver approximately USD 1.5 billion in savings. We reconfirm our 2022 Group guidance and our confidence in delivering consistent growth and margin expansion.”

Key figures1

	Q2 2022	Q2 2021	% change		H1 2022	H1 2021	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 781	12 956	-1	5	25 312	25 367	0	5
Operating income	2 228	3 479	-36	-30	5 080	5 894	-14	-7
Net income	1 695	2 895	-41	-34	3 914	4 954	-21	-14
EPS (USD)	0.77	1.29	-40	-33	1.77	2.20	-20	-12
Free cash flow	3 304	4 235	-22		4 224	5 832	-28
Core operating income	4 270	4 345	-2	5	8 353	8 302	1	7
Core net income	3 431	3 716	-8	-1	6 682	7 129	-6	0
Core EPS (USD)	1.56	1.66	-6	1	3.02	3.17	-5	2

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 47 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.   2  A table showing the Q2 2022 and H1 2022 key figures excluding Roche can be found on page 9 and a reconciliation of 2021 IFRS results and non-IFRS measures core results to exclude the impacts of the 2021 divestment of our Roche investment can be found on page 55 of the Condensed Interim Financial Report. 3 Please see detailed guidance assumptions on page 7.
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Strategy Update
Novartis is a focused medicines company, with depth in five core therapeutic areas (Hematology, Solid Tumors, Immunology, Neuroscience and Cardiovascular), strength in technology platforms (Gene Therapy, Cell Therapy, Radioligand Therapy, Targeted Protein Degradation and xRNA), and a balanced geographic footprint. Our confidence to grow in the near to mid-term is driven by potential multi-billion-dollar sales from our key growth brands: Cosentyx, Entresto, Kesimpta, Zolgensma, Kisqali and Leqvio. To fuel further growth through 2030 and beyond, we have 20+ assets with significant sales potential that could be approved by 2026.
Novartis remains disciplined and shareholder focused in our capital allocation. We balance investing in our business, through organic investments and value-creating bolt-ons, with returning capital to shareholders via our growing annual dividend and share buybacks. Our previously announced up to USD 15 billion share buyback is ongoing, with USD 9.4 billion still to be executed.
In April, we announced a streamlined organizational model, designed to support innovation, growth and productivity, the implementation of which is progressing well. With the changes, Novartis now expects to deliver SG&A savings of approximately USD 1.5 billion, to be fully embedded by 2024. The savings will contribute to achieving mid to long-term IM core margins in the low 40’s and investing in our pipeline.
The strategic review of Sandoz is on track; we expect to provide an update, at the latest, by the end of 2022.
Novartis continues to make significant strides in building trust with society and consistently integrating access strategies into how we research, develop and deliver our medicines. We are committed to net zero emissions across our value chain by 2040. During the quarter, our MSCI ESG rating was increased to “AA”, placing us in the top quartile of companies within the pharmaceutical industry. Our culture journey towards an inspired, curious and unbossed organization continues, in order to drive performance and competitiveness in the long-term.

Financials
Second quarter
Net sales were USD 12.8 billion (-1%, +5% cc) in the second quarter, driven by volume growth of 12 percentage points, price erosion of 4 percentage points and the negative impact from generic competition of 3 percentage points.
Operating income was USD 2.2 billion (-36%, -30% cc), mainly due to lower product divestment gains (USD 0.4 billion), higher impairments (USD 0.4 billion) and higher restructuring costs (USD 0.3 billion) primarily related to the implementation of the new organizational model.
Net income was USD 1.7 billion (-41%, -34% cc), mainly due to lower operating income. Excluding the impact of Roche income, net income declined -29% (cc). EPS was USD 0.77 (-40%, -33% cc). Excluding the impact of Roche income, EPS declined -27% (cc).
Core operating income was USD 4.3 billion (-2%, +5% cc), mainly driven by higher sales, partly offset by higher R&D and M&S investments and lower gross margin. Core operating income margin was 33.4% of net sales, decreasing by 0.1 percentage points (+0.1 percentage points cc).
Core net income was USD 3.4 billion (-8%, -1% cc), as growth in core operating income was more than offset by the loss of Roche core income. Excluding the impact of Roche core income, core net income grew +8% (cc). Core EPS was USD 1.56 (-6%, +1% cc), benefiting from lower weighted average number of shares outstanding. Excluding the impact of Roche core income, core EPS grew +10% (cc).
Free cash flow amounted to USD 3.3 billion (-22% USD), compared to USD 4.2 billion in the prior year quarter, mainly due to lower divestment proceeds and unfavorable changes in working capital.

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Innovative Medicines net sales were USD 10.5 billion (-1%, +5% cc) with volume contributing 13 percentage points to growth. Sales growth was mainly driven by continued strong performance from Entresto, Kesimpta, Cosentyx, Kisqali and Zolgensma. Generic competition had a negative impact of 4 percentage points, mainly due to Afinitor/Votubia, Gilenya (ex-US), Gleevec/Glivec, Exjade, and Sandostatin. Pricing had a negative impact of 4 percentage points. Sales in the US were USD 3.9 billion (+6%) and in the rest of the world USD 6.5 billion (-5%, +5% cc).
Sandoz net sales were USD 2.3 billion (-3%, +5% cc), benefiting from a return towards normal business dynamics, with growth across all business franchises. Volume contributed 11 percentage points to growth and pricing had a negative impact of 6 percentage points. Sales in Europe grew +4% (cc), while sales in the US declined -1%. Global sales of Biopharmaceuticals grew to USD 528 million (+1%, +11% cc).
First half
Net sales were USD 25.3 billion (+0%, +5% cc) in the first half, driven by volume growth of 12 percentage points, price erosion of 4 percentage points and the negative impact from generic competition of 3 percentage points.
Operating income was USD 5.1 billion (-14%, -7% cc), mainly due to lower product divestment gains (USD 0.4 billion), unfavorable fair value adjustments on financial assets (USD 0.2 billion) and higher restructuring costs (USD 0.2 billion) primarily related to the implementation of the new organizational model.
Net income was USD 3.9 billion (-21%, -14% cc), mainly due to lower operating income. Excluding the impact of Roche income, net income declined -4% (cc). EPS was USD 1.77 (-20%, -12% cc). Excluding the impact of Roche income, EPS declined -3% (cc).
Core operating income was USD 8.4 billion (+1%, +7% cc), mainly driven by higher sales, partly offset by higher R&D and M&S investments. Core operating income margin was 33.0% of net sales, increasing by 0.3 percentage points (+0.6 percentage points cc).
Core net income was USD 6.7 billion (-6%, +0% cc), as growth in core operating income was offset by the loss of Roche core income. Excluding the impact of Roche core income, core net income grew +9% (cc). Core EPS was USD 3.02 (-5%, +2% cc), benefiting from lower weighted average number of shares outstanding. Excluding the impact of Roche core income, core EPS grew +11% (cc).
Free cash flow amounted to USD 4.2 billion (-28% USD), compared to USD 5.8 billion in the prior year period, mainly due to lower divestment proceeds, unfavorable changes in working capital, and the loss of Roche annual dividend (prior year USD 0.5 billion), partly offset by favorable hedging results.
Innovative Medicines net sales were USD 20.6 billion (0%, +5% cc) with volume contributing 12 percentage points to growth. Sales growth was mainly driven by continued strong performance from Entresto, Kesimpta, Cosentyx, Kisqali and Zolgensma. Generic competition had a negative impact of 3 percentage points, mainly due to Afinitor/Votubia, Gleevec/Glivec, Exjade, Gilenya (ex-US) and Exforge. Pricing had a negative impact of 4 percentage points. Sales in the US were USD 7.6 billion (+4%) and in the rest of the world USD 13.1 billion (-3%, +5% cc).
Sandoz net sales were USD 4.7 billion (-1%, +6% cc), benefiting from a lower prior year comparison, which was most notable for the cough and cold season, as business dynamics continued to return towards normal. Volume contributed 13 percentage points and pricing had a negative impact of 7 percentage points. Sales in Europe grew +7% (cc), while sales in the US declined -2%. Global sales of Biopharmaceuticals grew to USD 1.0 billion (+1%, +9% cc).

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Q2 key growth drivers
Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of cc contribution to Q2 growth) including:

Entresto	(USD 1,125 million, +33% cc) sustained demand led growth across all regions, with increased patient share across markets
Kesimpta	(USD 239 million, +270% cc) strong sales growth driven mainly by US launch momentum, due to strong access and increased demand based on a favorable risk-benefit profile
Cosentyx	(USD 1,275 million, +12% cc) continued demand-led growth in Europe and the US, with accelerated growth in China
Kisqali	(USD 308 million, +43% cc) grew strongly across all regions based on the longest overall survival benefit reported in HR+/HER2- advanced breast cancer
Zolgensma	(USD 379 million, +26% cc) growth was driven by expanding access outside the US
Tafinlar + Mekinist	(USD 452 million, +13% cc) grew due to demand in adjuvant melanoma and NSCLC
Promacta/Revolade	(USD 534 million, +10% cc) growth was driven mainly by the US and Europe, with increased use in chronic ITP and as first-line treatment for severe aplastic anemia
Ilaris	(USD 275 million, +20% cc) driven by double-digit growth across all regions
Jakavi	(USD 398 million, +11% cc) grew across all regions, driven by strong demand in myelofibrosis and polycythemia vera
Xolair	(USD 352 million, +11% cc) continued growth in all regions, driven by increasing demand in severe allergic asthma and chronic spontaneous urticaria
Scemblix	(USD 31 million) strong launch uptake demonstrating the high unmet need in CML
Leqvio	(USD 22 million) launch in the US and other markets is ongoing, with focus on patient on-boarding, removing access hurdles and enhancing medical education
Mayzent	(USD 85 million, +29% cc) sales grew in MS patients showing signs of progression
Sandoz Biopharmaceuticals	(USD 528 million, +11% cc) continued to grow across most regions, benefiting from a one-time contract manufacturing sale
Emerging Growth Markets*	Overall, grew +10% (cc), with China delivering growth (+5% cc, USD 835 million), despite COVID-19 related lockdowns in the quarter
*All markets except the US, Canada, Western Europe, Japan, Australia, and New Zealand

Net sales of the top 20 Innovative Medicines products in 2022
	Q2 2022	% change		H1 2022	% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx	1 275	9	12	2 434	9	12
Entresto	1 125	27	33	2 218	32	37
Gilenya	555	-23	-19	1 160	-19	-15
Promacta/Revolade	534	4	10	1 025	5	10
Lucentis	501	-9	0	1 021	-7	0
Tasigna	498	-5	0	959	-8	-4
Tafinlar + Mekinist	452	6	13	855	5	10
Jakavi	398	0	11	787	3	13

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Zolgensma	379	20	26	742	17	22
Xolair	352	-1	11	720	4	14
Sandostatin	318	-11	-9	638	-11	-9
Ilaris	275	11	20	560	11	19
Kisqali	308	37	43	547	30	36
Galvus Group	222	-21	-11	438	-19	-10
Kesimpta	239	262	270	434	274	280
Exforge Group	199	-19	-15	399	-20	-17
Gleevec/Glivec	194	-26	-22	392	-27	-24
Diovan Group	159	-16	-10	350	-13	-9
Afinitor/Votubia	143	-46	-42	281	-46	-42
Kymriah	136	-7	1	263	-12	-6
Top 20 brands total	8 262	1	7	16 223	2	7

R&D update - key developments from the second quarter
New approvals

Cosentyx
Approved in the EU for use in the juvenile idiopathic arthritis (JIA) categories of enthesitis-related arthritis (ERA) and juvenile psoriatic arthritis (JPsA) in patients ≥6 years whose disease has responded inadequately to conventional therapy

Kymriah	Approved in the US and EU for use in adult patients with relapsed or refractory follicular lymphoma, after two or more lines of systemic therapy
Jakavi	Approved in the EU as the first post-steroid treatment for acute and chronic graft-versus-host disease (GvHD)
Tabrecta	Approved in the EU for the treatment of advanced NSCLC, harboring alterations leading to METex14 skipping
Tafinlar + Mekinist	Granted FDA accelerated approval for the treatment of adult and pediatric patients with unresectable or metastatic solid tumors with BRAF V600E mutation

Regulatory updates

Scemblix	Received CHMP positive opinion for the treatment of adult patients with Philadelphia chromosome-positive CML in chronic phase, previously treated with two or more tyrosine kinase inhibitors

Results from ongoing trials and other highlights

Kisqali
New CDK4/6i data at ASCO 2022, from the Ph3 MONALEESA-2 study, reinforces Kisqali as the only drug in class with consistently proven overall survival benefit in HR+/HER2- advanced or metastatic breast cancer. Kisqali plus letrozole maintained an OS benefit for postmenopausal patients with HR+/HER2- metastatic breast cancer treated in the first-line, including patients who required dose modification. An OS benefit was also observed in all subgroups treated with Kisqali and letrozole

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Further follow-up of MONALEESA-3 showed Kisqali plus fulvestrant achieved a median OS of more than five-and-a-half years (67.6 months) in the first-line setting for postmenopausal women living with HR+/HER2- advanced or metastatic breast cancer. Data presented at ESMO Breast Cancer Congress 2022

Kesimpta
New data from the Ph3 ASCLEPIOS I/II trials and ALITHIOS open-label extension show that after four years nearly 8 out of 10 of people with relapsing multiple sclerosis (RMS) treated continuously with Kesimpta had no evidence of disease activity (NEDA-3), compared with 5 out of 10 of those who switched to Kesimpta at a later date after initial teriflunomide treatment

Zolgensma
Nature Medicine publication of Zolgensma data demonstrated nearly all children with two and three copies of the SMN2 gene treated presymptomatically achieved age-appropriate milestones, including sitting, standing and walking. All children were free of respiratory and nutritional support, and serious, treatment-related adverse events

Scemblix
Scemblix showed superior efficacy with more-than-two-fold improvement in major molecular response rate vs. Bosulif® (bosutinib) at 96 weeks (37.6% vs. 15.8%). Long-term safety remains consistent, with discontinuation rates due to adverse events more than three times lower in the Scemblix vs. Bosulif® arm (7.7% vs. 26.3%). Data presented at the 2022 ASCO and EHA annual meetings

Tislelizumab
First-line tislelizumab plus chemotherapy showed median overall survival of 17.2 months vs. 10.6 months for chemotherapy and reduced risk of death by 34% in patients with advanced esophageal squamous cell carcinoma. Data presented at ESMO World Congress on Gastrointestinal Cancer

Tafinlar + Mekinist
Treatment with Taf + Mek resulted in 47% ORR vs. chemotherapy (11%) and reduced risk of progression or death by 69%, showing significant efficacy improvement in patients aged 1 to 17 years old with BRAF V600 low-grade gliomas requiring first systemic treatment. Data presented at ASCO 2022

Kymriah
In the final ELIANA analysis, 55% of patients with relapsed or refractory B-cell acute lymphoblastic leukemia (ALL) who were treated with Kymriah were still alive after more than five years. 44% of patients who experienced remission within three months of infusion were still in remission at the five-year mark, demonstrating the long-term benefit and curative potential of one-time Kymriah infusion. The safety profile remained consistent with previously reported results, without late adverse effects in these heavily pretreated patients. Data presented at EHA 2022

Piqray
Biomarker analysis from the Ph3 SOLAR-1 study showed Piqray plus fulvestrant has clinical benefit regardless of the presence of ESR1 mutations and genes implicated in CDK4/6 inhibitor resistance. Data presented at ASCO 2022

Sabatolimab	Submission in MDS is expected to be based on the ongoing Ph3 trial as, in isolation, the Ph2 STIMULUS-MDS-1 readout is not supportive of an early submission. Ph2 will be presented later this year
Icenticaftor	Ph2b in COPD demonstrated dose response across multiple efficacy endpoints, study results to be presented by the end of 2022. Out-licensing planned

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Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.
During the first half of 2022, Novartis repurchased a total of 61.7 million shares for USD 5.4 billion on the SIX Swiss Exchange second trading line under the up-to USD 15 billion share buyback announced in December 2021. In addition, 1.2 million shares (for an equity value of USD 0.1 billion) were repurchased from employees. In the same period, 10.8 million shares (for an equity value of USD 0.5 billion) were delivered as a result of options exercised and share deliveries related to participation plans of employees. Novartis aims to offset the dilutive impact from equity based participation plans of employees over the remainder of the year. Consequently, the total number of shares outstanding decreased by 52.1 million versus December 31, 2021. These treasury share transactions resulted in an equity decrease of USD 5.0 billion and a net cash outflow of USD 5.2 billion.
As of June 30, 2022, net debt increased to USD 9.5 billion compared to USD 0.9 billion at December 31, 2021. The increase was mainly due to the USD 7.5 billion annual dividend payment and net cash outflow for treasury share transactions of USD 5.2 billion, partially offset by USD 4.2 billion free cash flow during the first half of 2022.
As of Q2 2022, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.
2022 outlook
Barring unforeseen events; growth vs. prior year in cc
Innovative Medicines	Sales expected to grow mid single digit Core operating income expected to grow mid to high single digit, ahead of sales
Sandoz
Sales expected to grow low single digit (revised upwards from broadly in line)
Core operating income expected to be broadly in line with prior year (revised upwards from to decline low to mid single digit)

Group	Sales expected to grow mid single digit Core operating income expected to grow mid single digit

Our guidance assumes that we see a continuing return to normal global healthcare systems, including prescription dynamics, and that no Gilenya and no Sandostatin LAR generics enter in the US.
In June 2022, an appeals court held the Gilenya US dosing regimen patent invalid. Novartis plans to petition the appeals court for further review to uphold validity of the dosing regimen patent. There is no generic competition in the US at this time. In Q2, Gilenya US sales were USD 332 million, US sales have been steadily declining due to competitive pressures.

Foreign exchange impact
If mid-July exchange rates prevail for the remainder of 2022, the foreign exchange impact for the year would be negative 6 to negative 7 percentage points on net sales and negative 7 to negative 8 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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Key figures1

		Excluding Roche income[2]			Reported
Group	Q2 2022	Q2 2021	% change		Q2 2021	% change
	USD m	USD m	USD	cc	USD m	USD	cc
Net sales	12 781	12 956	-1	5	12 956	-1	5
Operating income	2 228	3 479	-36	-30	3 479	-36	-30
As a % of sales	17.4	26.9			26.9
Core operating income	4 270	4 345	-2	5	4 345	-2	5
As a % of sales	33.4	33.5			33.5
Net income	1 695	2 654	-36	-29	2 895	-41	-34
EPS (USD)	0.77	1.19	-35	-27	1.29	-40	-33
Core net income	3 431	3 436	0	8	3 716	-8	-1
Core EPS (USD)	1.56	1.53	2	10	1.66	-6	1
Cash flows from operating activities	3 755	4 132	-9		4 132	-9
Free cash flow	3 304	4 235	-22		4 235	-22

Innovative Medicines	Q2 2022	Q2 2021	% change
	USD m	USD m	USD	cc
Net sales	10 461	10 559	-1	5
Operating income	2 188	3 177	-31	-25
As a % of sales	20.9	30.1
Core operating income	3 893	3 936	-1	6
As a % of sales	37.2	37.3

Sandoz	Q2 2022	Q2 2021	% change
	USD m	USD m	USD	cc
Net sales	2 320	2 397	-3	5
Operating income	379	462	-18	-14
As a % of sales	16.3	19.3
Core operating income	473	520	-9	-4
As a % of sales	20.4	21.7

Corporate	Q2 2022	Q2 2021	% change
	USD m	USD m	USD	cc
Operating loss	-339	-160	-112	-125
Core operating loss	-96	-111	14	6

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		Excluding Roche income[2]			Reported
Group	H1 2022	H1 2021	% change		H1 2021	% change
	USD m	USD m	USD	cc	USD m	USD	cc
Net sales	25 312	25 367	0	5	25 367	0	5
Operating income	5 080	5 894	-14	-7	5 894	-14	-7
As a % of sales	20.1	23.2			23.2
Core operating income	8 353	8 302	1	7	8 302	1	7
As a % of sales	33.0	32.7			32.7
Net income	3 914	4 457	-12	-4	4 954	-21	-14
EPS (USD)	1.77	1.98	-11	-3	2.20	-20	-12
Core net income	6 682	6 536	2	9	7 129	-6	0
Core EPS (USD)	3.02	2.91	4	11	3.17	-5	2
Cash flows from operating activities	5 404	5 740	-6		6 262	-14
Free cash flow	4 224	5 310	-20		5 832	-28

Innovative Medicines	H1 2022	H1 2021	% change
	USD m	USD m	USD	cc
Net sales	20 637	20 663	0	5
Operating income	4 795	5 419	-12	-5
As a % of sales	23.2	26.2
Core operating income	7 545	7 602	-1	6
As a % of sales	36.6	36.8

Sandoz	H1 2022	H1 2021	% change
	USD m	USD m	USD	cc
Net sales	4 675	4 704	-1	6
Operating income	798	774	3	8
As a % of sales	17.1	16.5
Core operating income	1 011	965	5	10
As a % of sales	21.6	20.5

Corporate	H1 2022	H1 2021	% change
	USD m	USD m	USD	cc
Operating loss	-513	-299	-72	-81
Core operating loss	-203	-265	23	18

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 47 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.   2. A reconciliation of 2021 IFRS results and non-IFRS measures core results to exclude the impacts of the 2021 divestment of our Roche investment can be found on page 55 of the Condensed Interim Financial Report. The free cash flow impact represents the dividend received in Q1 2021 from Roche in relation to the distribution of its 2020 net income
Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/Resource/Download/2d041837-b0e1-4f12-b3fb-4731190731b9/

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Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “grow,” "growth," “growing,” "confidence," "confident," "outlook," "accelerate," "guidance," "launch," "focus," "progressing," "continue," "continuing," "continued," "continues," "driven," “to drive,” "long-term," "remains,"   "potential,"  "building," "confidence," "to fuel," "can," ongoing," "progressing," "expect," "expects," "expected," "to provide," "committed," "could," "would,"  "outlook," "estimated," "pipeline," "priority," "transformative," “will,” “integrating,”  “on-track,” “designed to” “to increase,” “being created,” “further strengthen,” “assumes,” “aims to,” “plans to,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential future, pending or announced transactions; or regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding the strategic review of Sandoz; or regarding our commitment to net zero emissions across our value chain by 2040; or regarding our new organizational structure; or our efforts to petition the appeals court to uphold the validity of the Gilenya US dosing regimen patent. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the potential that the strategic benefits, synergies or opportunities expected from our new organizational structure may not be realized or may be more difficult or take longer to realize than expected; the impact of a partial or complete failure of the return to normal global healthcare systems, including prescription dynamics; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Bosulif® is a registered trademark of Pfizer Inc.

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About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates
September 21/22, 2022	Meet Novartis Management (starts at 1800 CET in Basel on September 21)
October 25, 2022	Third quarter & Nine months 2022 results
November 30, 2022	ESG Investor Day

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